UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on August 4, 2021: EuroDry Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2021.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry, commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: August 5, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

EuroDry Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2021

Athens, Greece – August 4, 2021– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and six month periods ended June 30, 2021.

Second Quarter 2021 Highlights:

•

Total net revenues for the quarter of $14.1 million.

•

Net income attributable to common shareholders of $1.9 million, or, $0.83 and $0.81 per share basic and diluted, respectively, inclusive of unrealized losses on derivatives and a loss on debt extinguishment.

•

Adjusted net income attributable to common shareholders1 for the quarter of $6.6 million, or, $2.81 and $2.76 per share basic and diluted, respectively.

•

Adjusted EBITDA1 for the quarter was $9.2 million

•

An average of 7.37 vessels were owned and operated during the second quarter of 2021 earning an average time charter equivalent rate of $22,614 per day.

•

The Company declared a dividend of $0.3 million on its Series B Preferred Shares. The dividend will be paid in cash.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

First Half 2021 Highlights:

•

Total net revenues of $22.7 million.

•

Net income attributable to common shareholders was $2.4 million, or, $1.03 and $1.01 per share basic and diluted, respectively, inclusive unrealized FFA contract losses and a loss on debt extinguishment.

•

Adjusted net income attributable to common shareholders1 for the period was $7.9 million, or, $3.40 and $3.33 per share basic and diluted, respectively, inclusive of unrealized losses on derivatives and a loss on debt extinguishment

•

Adjusted EBITDA1 of $13.2 million

•

An average of 7.19 vessels were owned and operated during the first half of 2021 earning an average time charter equivalent rate of $18,879 per day.

Recent developments

As previously announced, in May 2021, the Company acquired M/V Blessed Luck, a 76,704 dwt drybulk vessel built in 2004 in Japan, for $12.12 million. The acquisition was initially partly financed by a short term sellers’ credit of $5 million and a one year bridge loan of $6 million provided by an entity affiliated with the Company’s Chief Executive Officer until the Company arranged a bank loan. In July 2021, the Company repaid the sellers’ credit and signed a term sheet with a bank to draw a loan of $8.0 million with M/V Blessed Luck as collateral which is expected to be drawn in August 2021. In addition, as disclosed in June 2021, an amount of $3.3 million of the bridge loan was converted into common stock as per the terms of the loan, leaving $2.7 million outstanding.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the second quarter of 2021, the drybulk market resumed its upward trend reaching levels last seen eleven years ago. Although the market corrected a bit in July, it still remains near its highest levels of the last decade. We believe that the near and medium term prospects of the market continue to be very promising in spite of lingering uncertainties due to the COVID-19 pandemic. Strong industrial demand for steel from infrastructure projects and resumption of growth of the rest of the drybulk commodities are painting a healthy overall drybulk trade outlook, despite the medium and longer term challenges of the coal trades. At the same time, the record low level of the orderbook as percentage of the fleet suggests a very modest fleet growth for the next two to three years. These two trends, taken together, are likely to result in a very tight market balance supporting the recent levels of charter rates and, possibly, improving them.

“Within this market environment, we continue to look for ways to grow our company in accretive ways, as we did with our recent acquisition of M/V Blessed Luck. The continuous improvement of our balance sheet as vessel earnings accumulate affords us with the capacity to pursue additional vessel acquisitions. Moreover, we believe, even more so now, that our public listing could provide an ideal platform for consolidation for other fleets and exit options for financial investors offering us additional growth opportunities.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The net revenues of the second quarter of 2021 increased significantly compared to the second quarter of 2020 as a result of the time charter equivalent rates our vessels earned during the quarter which were higher by 210% compared to the average time charter equivalent rates our vessels earned in the second quarter of 2020.

Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,467 per vessel per day during the second quarter of 2021 as compared to $6,131 per vessel per day for the same quarter of last year, and $6,518 per vessel per day for the first half of 2021 as compared to $6,093 per vessel per day for the same period of 2020. This increase is mainly due to increased crewing costs in 2021 compared to 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions.

Adjusted EBITDA during the second quarter of 2021 was $9.2 million versus $(1.3) million in the second quarter of last year.  As of June 30, 2021, our outstanding debt (excluding the unamortized loan fees) was $62.0 million, while unrestricted and restricted cash was $15.9 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $21.2 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Second Quarter 2021 Results:

For the second quarter of 2021, the Company reported total net revenues of $14.1 million representing a 250.7% increase over total net revenues of $4.0 million during the second quarter of 2020 which was the result of the higher time charter rates our vessels earned during the second quarter of 2021 compared to the same period of 2020. The Company reported net income for the period of $2.2 million and net income attributable to common shareholders of $1.9 million, as compared to net loss and net loss attributable to common shareholders of $3.8 million and $4.2 million respectively, for the same period of 2020. For the second quarter of 2021, voyage expenses, net amount to income of $0.1 million resulting from gain on bunkers as compared to a gain of $0.1 million in the same period of 2020. The results for the second quarter of 2021 include an unrealized gain of $0.03 million on three interest rate swap contracts and an unrealized loss of $3.1 million on forward freight agreement (“FFA”) contracts as compared to an unrealized loss of $0.2 million on three interest rate swap contracts and an unrealized loss of $0.1 million on FFA contracts during the second quarter of 2020. Depreciation expenses for the second quarter of 2021 amounted to $1.8 million, as compared to $1.6 million for the same period of 2020. This increase is due to the higher number of vessels operating in the second quarter of 2021 as compared to the same period of 2020. General and administrative expenses amounting to $0.6 million, remained at the same level compared to the second quarter of 2020. During the second quarter of 2020, two of our vessels completed their special survey for a total cost of $1.5 million, one of which had commenced during the first quarter of 2020, while there were no vessels undergoing drydocking during the second quarter of 2021.

Interest and other financing costs for the second quarter of 2021 amounted to $0.5 million compared to $0.6 million for the same period of 2020. Interest expense during the second quarter of 2021 was lower mainly due to the decreased Libor rates of our loans during the period as compared to the same period of last year.

On average, 7.37 vessels were owned and operated during the second quarter of 2021 earning an average time charter equivalent rate of $22,614 per day compared to 7.0 vessels in the same period of 2020 earning on average $7,297 per day.

Adjusted EBITDA for the second quarter of 2021 was $9.2 million compared to $(1.3) million achieved during the second quarter of 2020.

Basic and diluted earnings per share attributable to common shareholders for the second quarter of 2021 was $0.83 calculated on 2,353,364 basic and $0.81 calculated on 2,401,192 diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $1.86 for the second quarter of 2020, calculated on 2,267,375 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized loss on derivatives and the loss on debt extinguishment, the adjusted earnings attributable to common shareholders for the quarter ended June 30, 2021 would have been $2.81 and $2.76 per share basic and diluted, respectively, compared to an adjusted loss of $1.73 per share basic and diluted for the quarter ended June 30, 2020. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2021 Results:

For the first half of 2021, the Company reported total net revenues of $22.7 million representing an 149.5% increase over total net revenues of $9.1 million during the first half of 2020, which was the result of the higher time charter rates our vessels earned during the first half of 2021 compared to the same period of 2020. The Company reported net income for the period of $3.1 million and net income attributable to common shareholders of $2.4 million, as compared to net loss of $6.1 million and net loss attributable to common shareholders of $6.9 million, for the first half of 2020.  For the first half of 2021, voyage expenses, net amount to income of $0.4 million resulting from gain on bunkers as compared to voyage expenses of $0.6 million in the same period of 2020. Vessel operating expenses were $6.2 million for the first half of 2021 as compared to $5.6 million for the first half of 2020. The increase is attributable to increased crewing costs in the first half of 2021 compared to the corresponding period in 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions and the higher number of vessels operating in the first half of 2021 as compared to the same period of 2020. Depreciation expenses for the first half of 2021 were $3.4 million compared to $3.3 million during the same period of 2020, mainly due to the increase in the cost base of certain of our vessels due to the recent installation of ballast water management systems and the higher number of vessels operating in the same period. On average, 7.19 vessels were owned and operated during the first half of 2021 earning an average time charter equivalent rate of $18,879 per day compared to 7.0 vessels in the same period of 2020 earning on average $7,390 per day. General and administrative expenses remained unchanged at $1.2 million during the first half of 2021 as compared to the same period of last year. In the first half of 2020, two vessels underwent special survey for a total cost of $1.7 million, while there were no vessels undergoing drydocking during the first half of 2021.

Interest and other financing costs for the first half of 2021 amounted to $1.1 million compared to $1.2 million for the same period of 2020. This decrease is mainly due to the decreased Libor rates of our loans in the current period compared to the same period of 2020. For the six months ended June 30, 2021, the Company recognized a $0.1 million gain on three interest rate swaps and a $4.1 million unrealized loss and $1.3 million realized loss on FFA contracts entered into during the second quarter of 2021 as compared to a loss on derivatives of $0.6 million for the same period of 2020, comprising of a $0.1 million unrealized loss on FFA contracts and a $0.5 million loss on three interest rate swaps.

Adjusted EBITDA for the first half of 2021 was $13.2 million compared to $(1.0) million achieved during the first half of 2020.

Basic and diluted earnings per share attributable to common shareholders for the first half of 2021 was $1.03, calculated on 2,322,588 basic and $1.01, calculated on 2,364,879  diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $3.03 for the first half of 2020, calculated on 2,267,375 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings attributable to common shareholders for the first half of the year of the unrealized loss on derivatives and the loss on debt extinguishment, the adjusted earnings attributable to common shareholders for the six-month period ended June 30, 2021 would have been $3.40 and $3.33 per share basic and diluted, respectively, compared to a loss of $2.76 per share basic and diluted for the same period in 2020. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-22	Hire 106% of the Average Baltic Kamsarmax P5TC(***) index
XENIA	Kamsarmax	82,000	2016	TC until Aug-22	Hire 105% of the Average Baltic Kamsarmax P5TC (***) index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Sep-21	$25,250
EIRINI P	Panamax	76,466	2004	TC until Apr-22	Hire 99% of Average BPI(**) 4TC
STARLIGHT	Panamax	75,845	2004	TC until Aug-21	Hire 98.5% of Average BPI(**) 4TC
TASOS	Panamax	75,100	2000	TC until Aug-21	$19,750
PANTELIS	Panamax	74,020	2000	TC until Sep-21	$23,000
BLESSED LUCK	Panamax	76,704	2004	TC until April-22	$19,500
Total Dry Bulk Vessels	8	605,635

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

(***)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

Summary Fleet Data:

	3 months, ended June 30, 2020	3 months, ended June 30, 2021	6 months, ended June 30, 2020	6 months, ended June 30, 2021
FLEET DATA
Average number of vessels (1)	7.0	7.37	7.0	7.19
Calendar days for fleet (2)	637.0	670.9	1,274.0	1,300.9
Scheduled off-hire days incl. laid-up (3)	41.3	0.0	51.2	0.0
Available days for fleet (4) = (2) - (3)	595.7	670.9	1,222.8	1,300.9
Commercial off-hire days (5)	0.0	0.0	0.0	0.0
Operational off-hire days (6)	0.6	3.8	0.6	3.8
Voyage days for fleet (7) = (4) - (5) - (6)	595.1	667.1	1,222.2	1,297.1
Fleet utilization (8) = (7) / (4)	99.9%	99.4%	100.0%	99.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.4%	100.0%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,297	22,614	7,390	18,879
Vessel operating expenses excl. drydocking expenses (12)	5,204	5,575	5,167	5,633
General and administrative expenses (13)	927	892	926	885
Total vessel operating expenses (14)	6,131	6,467	6,093	6,518
Drydocking expenses (15)	2,379	73	1,361	44

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, August 5, 2021 at 9:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (from the US), 0(808) 2380-669 (from the UK) or (+44) (0) 2071 928 592 (from outside the US). Please quote "EuroDry" to the operator.

To listen to the archived audio file, visit our website http://www.eurodry.gr  and click on Company Presentations under our Investor Relations page. The audio replay of the conference call will remain available until Wednesday, August 11, 2021.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Second Quarter 2021 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021

Revenues
Time charter revenue	4,256,440	14,949,407	9,601,994	24,045,594
Commissions	(238,154)	(857,202)	(518,200)	(1,379,688)
Net revenues	4,018,286	14,092,205	9,083,794	22,665,906

Operating expenses
Voyage expenses, net	(85,834)	(137,173)	570,003	(443,075)
Vessel operating expenses	2,830,887	3,180,888	5,609,430	6,241,943
Drydocking expenses	1,515,648	49,253	1,733,323	57,174
Vessel depreciation	1,626,258	1,760,605	3,252,516	3,412,475
Related party management fees	483,938	559,425	973,504	1,085,825
General and administrative expenses	590,621	598,628	1,180,155	1,151,151
Total Operating expenses	(6,961,518)	(6,011,626)	(13,318,931)	(11,505,493)

Operating (loss) / income	(2,943,232)	8,080,579	(4,235,137)	11,160,413

Other income / (expenses)
Interest and other financing costs	(583,394)	(525,355)	(1,247,821)	(1,121,172)
Loss on debt extinguishment	-	(1,647,654)	-	(1,647,654)
Loss on derivatives, net	(302,170)	(3,694,061)	(643,146)	(5,314,405)
Foreign exchange gain / (loss)	3,222	(2,440)	3,891	(4,912)
Interest income	106	7,084	3,650	10,409
Other expenses, net	(882,236)	(5,862,426)	(1,883,426)	(8,077,734)
Net (loss) / income	(3,825,468)	2,218,153	(6,118,563)	3,082,679
Dividend Series B Preferred shares	(393,186)	(271,355)	(748,012)	(570,925)
Preferred deemed dividend	-	-	-	(120,000)
Net (loss) / income attributable to common shareholders	(4,218,654)	1,946,798	(6,866,575)	2,391,754
(Loss) / earnings per share, basic	(1.86)	0.83	(3.03)	1.03
Weighted average number of shares, basic	2,267,375	2,353,364	2,267,375	2,322,588
(Loss) / earnings per share, diluted	(1.86)	0.81	(3.03)	1.01
Weighted average number of shares, diluted	2,267,375	2,401,192	2,267,375	2,364,879

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2020	June 31, 2021

ASSETS
Current Assets:
Cash and cash equivalents	938,282	8,498,873
Trade accounts receivable, net	1,528,055	2,264,151
Other receivables	460,209	704,675
Inventories	1,385,280	736,166
Restricted cash	1,518,036	5,489,456
Prepaid expenses	226,033	111,746
Due from related companies	-	210,268
Total current assets	6,055,895	18,015,335

Fixed assets:
Vessels, net	99,305,990	108,047,669
Long-term assets:
Restricted cash	2,150,000	1,900,000
Total assets	107,511,885	127,963,004

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	13,793,754	18,437,009
Related party loan	-	2,700,000
Trade accounts payable	1,074,518	1,067,263
Accrued expenses	704,508	842,130
Accrued preferred dividends	-	570,925
Derivatives	456,133	4,641,356
Deferred revenue	246,125	1,197,680
Due to related companies	2,984,759	-
Total current liabilities	19,259,797	29,456,363

Long-term liabilities:
Long term bank loans, net of current portion	37,318,084	40,398,902
Derivatives	393,899	57,327
Total long-term liabilities	37,711,983	40,456,229
Total liabilities	56,971,780	69,912,592

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 16,606 and 13,606 shares issued and outstanding, respectively)	15,940,713	13,060,713

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,348,216 and 2,632,342 issued and outstanding, respectively)	23,482	26,323
Additional paid-in capital	53,048,060	61,043,772
Accumulated deficit	(18,472,150)	(16,080,396)
Total shareholders' equity	34,599,392	44,989,699
Total liabilities, mezzanine equity and shareholders' equity	107,511,885	127,963,004

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2020	2021

Cash flows from operating activities:
Net (loss) / income	(6,118,563)	3,082,679
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Vessel depreciation	3,252,516	3,412,475
Amortization of deferred charges	70,352	201,073
Share-based compensation	124,212	107,972
Unrealized loss on derivatives	617,008	3,848,652
Loss on debt extinguishment	-	1,647,654
Changes in operating assets and liabilities	1,795,756	(2,337,212)
Net cash (used in) / provided by operating activities	(258,719)	9,963,293

Cash flows from investing activities:
Cash paid for vessel improvements	(231,262)	(34,163)
Cash paid for vessel acquisition	-	(7,126,713)
Net cash used in investing activities	(231,262)	(7,160,876)

Cash flows from financing activities:
Redemption of preferred shares	-	(3,000,000)
Proceeds from issuance of common stock, net of commissions paid	-	2,956,594
Preferred dividends paid	(713,553)	-
Loan arrangement fees paid	-	(400,000)
Proceeds from related party loan		6,000,000
Proceeds from long term debt	-	31,700,000
Repayment of long-term debt	(3,537,000)	(28,777,000)
Net cash (used in) / provided by financing activities	(4,250,553)	8,479,594

Net (decrease) / increase in cash, cash equivalents and restricted cash	(4,740,534)	11,282,011
Cash, cash equivalents and restricted cash at beginning of period	9,129,442	4,606,318
Cash, cash equivalents and restricted cash at end of period	4,388,908	15,888,329

Cash breakdown

Cash and cash equivalents	901,608	8,498,873
Restricted cash, current	787,300	5,489,456
Restricted cash, long term	2,700,000	1,900,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,388,908	15,888,329

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to

Net (loss) / income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021
Net (loss) / income	(3,825,468)	2,218,153	(6,118,563)	3,082,679
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	583,288	2,165,925	1,244,171	2,758,417
Vessel depreciation	1,626,258	1,760,605	3,252,516	3,412,475
Unrealized loss on Forward Freight Agreement derivatives	131,970	3,060,681	131,970	4,130,661
Loss / (gain) on interest rate swap derivatives	170,200	39,667	511,176	(134,846)
Adjusted EBITDA	(1,313,752)	9,245,031	(978,730)	13,249,386

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net (loss) / income before interest, income taxes, depreciation, loss on debt extinguishment and unrealized loss on Forward Freight Agreement derivatives (“FFAs”) and loss / (gain) on interest rate swap derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net (loss) / income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, loss on debt extinguishment, unrealized loss on FFAs, loss / (gain) on interest rate swap derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net (loss) / income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021
Net (loss) / income	(3,825,468)	2,218,153	(6,118,563)	3,082,679
Unrealized loss on derivatives	287,961	3,026,851	617,008	3,848,652
Loss on debt extinguishment	-	1,647,654	-	1,647,654
Adjusted net (loss) / income	(3,537,507)	6,892,658	(5,501,555)	8,578,985
Preferred dividends	(393,186)	(271,355)	(748,012)	(570,925)
Preferred deemed dividend	-	-	-	(120,000)
Adjusted net (loss) / income attributable to common shareholders	(3,930,693)	6,621,303	(6,249,567)	7,880,060
Adjusted (loss) / earnings per share, basic	(1.73)	2.81	(2.76)	3.40
Weighted average number of shares, basic	2,267,375	2,353,364	2,267,375	2,322,588
Adjusted (loss) / earnings per share, diluted	(1.73)	2.76	(2.76)	3.33
Weighted average number of shares, diluted	2,267,375	2,401,192	2,267,375	2,364,879

Adjusted net (loss) / income and Adjusted (loss) / earnings per share Reconciliation:

EuroDry Ltd. considers Adjusted net (loss) / income to represent net (loss) / income before unrealized loss on derivatives, which includes FFAs and interest rate swaps, and loss on debt extinguishment. Adjusted net (loss) / income and Adjusted (loss) / earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized  loss on derivatives and loss on debt extinguishment, which may significantly affect results of operations between periods. Adjusted net (loss) / income and Adjusted (loss) / earnings per share do not represent and should not be considered as an alternative to net (loss) / income or (loss) / earnings per share, as determined by GAAP. The Company's definition of Adjusted net (loss) / income and Adjusted (loss) / earnings per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 8 vessels, including 5 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 8 drybulk carriers have a total cargo capacity of 605,635 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forwardlooking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com